Filed by CSR plc Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Zoran Corporation

Commission File No: 333-173590

London, 17 June 2011

CSR plc and Zoran Corporation agree to revised terms for proposed transaction creating a global leader in connectivity, location, imaging and audio

CSR and Zoran confirm previous revenue guidance for Q2 2011

CSR plc (LSE: CSR.L, “CSR”) and Zoran Corporation (NASDAQ: ZRAN, “Zoran”) today announced that the Boards of Directors of CSR and Zoran have approved amendments to the terms for CSR’s proposed merger with Zoran (the “Transaction”) previously announced on 21 February 2011. In addition, CSR and Zoran have today announced that they are confirming previous revenue guidance for Q2 2011 contained in their respective Q1 2011 results released on 10 and 9 May 2011.

Since the Transaction was originally announced on 21 February 2011, several developments have impacted the near-term outlook of Zoran, including the earthquake and tsunami in Japan and the recent announcement by Cisco Systems that it will exit its Flip digital video camera product line. These and other events negatively impacted Zoran’s expectations for its second quarter financial results, as discussed in Zoran’s 9 May 2011 announcement. Accordingly, CSR and Zoran have entered into an Amended and Restated Agreement and Plan of Merger that provides for revised terms for the Transaction (the “Revised Terms”).

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Under the Revised Terms, Zoran shareholders will receive US$6.26 in cash and 0.589 ordinary shares of CSR in the form of American Depositary Shares (each an “ADS”, and each ADS representing four ordinary shares) for each share of Zoran common stock held;

•	As at close on 16 June 2011, this represents a value of US$9.19 per share of Zoran common stock or a total consideration of approximately US$484 million[1] (the “Transaction Value”);

•	Net of Zoran’s cash balance of US$251 million as at 31 March 2011, the Transaction Value implies an enterprise value of US$233 million;

•	The cash consideration of US$313 million will be satisfied from the combined group’s existing cash resources;

•	Following completion, Zoran shareholders will own approximately 16.5% of the combined group on a fully diluted basis[1] as of 16 June 2011; and

•	CSR will no longer proceed with its on-market share buyback programme announced on 21 February 2011 as part of the original transaction.

CSR and Zoran remain convinced of the strong strategic rationale of the Transaction and expect the combination will:

•	Strengthen CSR’s core business by adding imaging and video capabilities within its existing end markets;

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Create new growth opportunities within global electronics markets such as internet-enabled, location-aware digital cameras, enhanced video and imaging capable automotive infotainment platforms and the next generation of home entertainment products and peripherals;

•	Accelerate CSR’s strategic shift into higher margin platforms and integrated solutions; and

•	Provide a step change in CSR’s total scale and addressable market.

In addition, CSR believes the financial rationale of the combination is highly attractive to shareholders, as the Transaction:

•	Expands the combined revenue base by customer, technology and market;

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Is expected to generate run rate cost synergies of US$50 million, across the combined group, by the end of Q1 2012, whilst continuing investment in the combined technology pipeline. US$35 million of synergies are expected from a reduction in operating expenditures and US$15 million from cost of goods sold;

•	Is expected to achieve an additional US$20 million of identified “rightsizing” savings which are expected to be achievable by the end of Q1 2012 based upon extensive integration planning;

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Benefits from an additional US$30 million of cost reductions already undertaken by Zoran. When these reductions are combined with the rightsizing and operating expenditure cost synergies, the net increase in CSR’s run rate operating costs compared to CSR on a standalone basis is expected to be approximately US$175 million (vs. the Q1 2011 Zoran run rate of approximately US$260 million) by the end of Q1 2012. One-off restructuring and integration costs are estimated to be US$50 million; and

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Is expected to provide more than 15% EPS accretion in 2012 before any incremental revenue synergies and one-off costs, after taking into account the ongoing cost savings at Zoran, and the full run rate of expected cost synergies and rightsizing[2].

[1]

Based on the closing price of 308.1 pence per CSR ordinary share and the closing price of US$7.20 per Zoran share and a USD/GBP exchange rate of 1.6147 on 16 June 2011, the last business day before this announcement and assuming the exercise of in-the-money options according to the treasury method.

[2]

This statement does not constitute a profit forecast and should not be interpreted to mean that earnings of the combined group in the first full year following the transaction, nor in any subsequent period, will necessarily match or be greater than those for any preceding financial year.

CSR’s Chairman, CEO and CFO will lead the combined group. Dr. Levy Gerzberg, Co-Founder, President, CEO and Director of Zoran, will be joining the CSR board as a Non-Executive Director.

Completion is expected in the third quarter of 2011 and is subject to the approval of CSR and Zoran shareholders and other customary closing conditions. As was previously announced on 28 March 2011, CSR received early termination of the waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act.

The announcement of the proposed Transaction with Zoran on 21 February 2011 contains information on Zoran and the terms and conditions of the Transaction, which remain as stated in that announcement except as described in this announcement. Under the Revised Terms, the termination fees payable by each party have been amended as follows:

•	US$8.6 million for all applicable circumstances where a termination fee is payable by CSR; and

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In the case of Zoran, US$8.6 million for all applicable circumstances where a termination fee is payable by Zoran other than if Zoran terminates to accept a superior proposal, in which case the termination fee is US$12.7 million.

Chief Executive Joep van Beurden commented, “I am delighted that we have been able to reach an agreement on revised terms. This transaction has strategic logic as it brings together our expertise in connectivity and location with Zoran’s extensive capabilities in imaging and video, increasing our addressable markets. It is financially compelling as it drives economies of scale and is strongly earnings enhancing. This is a key step forward as we pursue our strategy of expanding our business both organically and through selected acquisitions.

“I am also pleased to report that our second quarter business is trading in line with previous guidance released on the 10 May 2011 for second quarter revenues of US$185 million - US$200 million and we can now update our guidance for second quarter revenues of US$190 million - US$195 million.”

Dr. Levy Gerzberg, Co-Founder, President, CEO and Director of Zoran, added: “Both companies agreed that it was in our mutual best interests to revise the deal terms. Under the Revised Terms, Zoran stockholders will receive increased certainty of value through the inclusion of a significant cash component, while still retaining upside in the combined group and its larger scale and synergies through the stock component. The combination of our extensive portfolio of proprietary technologies and market leading products with CSR’s leading technologies and market-leading products will enable us to create new and compelling propositions for our customers and to create a new generation of products which merge imaging and video, with connectivity, location and audio capabilities. We believe this merger is the best alternative for Zoran’s shareholders, customers and employees.”

Zoran also confirms its previously announced guidance for second quarter revenues of US$80 million - US$85 million.

A presentation, audio call and webcast for analysts and investors to discuss the Revised Terms will be held on Friday 17 June 2011, 9.00 am BST, at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA. Full details of the audio call and webcast are included below in this announcement. Dr. Levy Gerzberg will be participating on the audio call and webcast.

J.P. Morgan Cazenove and Rothschild acted as CSR’s financial advisers and Slaughter and May and Wilson Sonsini Goodrich & Rosati acted as CSR’s legal counsel. Goldman, Sachs & Co. acted as Zoran’s financial adviser and Jones Day acted as Zoran’s legal counsel.

Enquiries:

CSR plc	Zoran Corporation
Will Gardiner, Chief Financial Officer Cynthia Alers, Director, Investor Relations Tel: +44 (0) 1223 692 000	Karl Schneider, Chief Financial Officer Tel: +1 (408) 523 6500 Bonnie McBride, Investor Relations Tel: +1 (415) 454 8898

J.P. Morgan Cazenove (Financial Adviser, Sponsor and Corporate Broker)
Rupert Sadler James Robinson Tel: + 44 (0)20 7588 2828	Jay Hofmann Tel: +1 (212) 622 2470

Rothschild (Financial Adviser)

Dominic Hollamby

Tel: + 44 (0)20 7280 5000

FD (Financial Public Relations)

James Melville-Ross

Jon Snowball

Tel: +44 (0)20 7831 3113 (BST office hours)

Mobile: +44 (0)7909 684 467 (out of hours)

Conference call and presentation

Time:	9.00 am BST, 17 June 2011
Location:	J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA
Live video webcast:	Available on the CSR website (www.csr.com/webcast)
Dial-in via audio call:	UK Toll Free: 0800 368 1917 North America: +1 866 978 9968 Rest of the world : + 44 20 3140 0723
Audio-only replay:	Available on the CSR website (www.csr.com/webcast) for one week
Dial-in replay:	UK Toll Free: 0800 368 1890 Access Code: 377953# , or +44 20 3140 0698 (outside the UK)

A replay of the presentation will be available on the investor relations page of the CSR website (www.csr.com/webcast) from approximately 12.00pm BST, 17 June 2011.

Notes to editors:

About CSR

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and games consoles, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. As at 1 April 2011, it employed 1,613 people and in the financial period to 31 December 2010 generated gross profits of US$376.6 million on revenues of US$800.6 million. More information can be found at www.csr.com.

About Zoran

Zoran Corporation is a leading provider of digital solutions for the digital entertainment and digital imaging markets. With over two decades of expertise developing and delivering digital signal processing technologies, Zoran has pioneered high-performance digital audio and video, imaging applications and Connect Share Entertain™ technologies for the digital home. Zoran’s proficiency in integration delivers major benefits for OEM customers, including greater capabilities within each product generation, reduced system costs, and shorter time to market. Zoran-based DTV, set-top box, silicon tuners and receivers, DVD, digital camera, and multifunction printer products have received recognition for excellence and are now in hundreds of millions of homes and offices worldwide. Zoran is headquartered in Sunnyvale, California with operations in Europe, Asia and Israel. As of 1 February 2011, it employed approximately 1,550 people and in the year to 31 December 2010 generated gross profits of US$186.0 million on revenues of US$357.3 million (as reported, pro forma for the acquisition of Microtune on 30 November 2010).

This announcement is not a prospectus. It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise. Any acceptance or response to the Transaction should be made only on the basis of the information referred to, in respect of CSR shareholders, a shareholder circular seeking the approval of CSR shareholders for the Transaction and issuance of ordinary shares in the form of ADSs to Zoran stockholders (the “Circular”) and a prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) or, in respect of the Zoran stockholders, the Proxy Statement and US Prospectus (the “Proxy Statement/Prospectus”) which will form part of the amended Registration Statement on Form F-4 (the “Amended Registration Statement”) filed by CSR.

Additional information and where to find it

This communication may be deemed to be solicitation material in respect of the Transaction involving CSR and Zoran. In connection with the Transaction, CSR intends to file with the US Securities and Exchange Commission (the “SEC”) an Amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the Transaction once it has been despatched. The proposals for the Transaction will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the Transaction will be implemented, including details of how to vote with respect to the implementation of the Transaction. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders during the third quarter of 2011.

Important Additional Information regarding solicitation of Zoran proxies

Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed a Proxy Statement/Prospectus and Registration Statement, and expects to file an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the Transaction. Information regarding the names of Zoran’s directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran’s proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and Zoran’s website at http://www.zoran.com. Information about CSR’s directors and executive officers is set forth in CSR’s annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC’s website at http://www.sec.gov and at CSR’s website at www.csr.com. Additional information regarding the interests of such potential participants is included in the previously filed Proxy Statement/Prospectus and Registration Statement and will be included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the Transaction.

Forward-looking statements

This announcement contains, or may contain, ‘forward-looking statements’ in relation to CSR and Zoran (together such companies and their subsidiaries being the “Combined Group”) and the future operating performance and outlook of CSR and the Combined Group, as well as other future events and their potential effects on CSR and the Combined Group that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: (i) expected developments in product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, and other expectations and beliefs of our management, (ii) the expected benefits of the Transaction, and (iii) the expansion and growth of CSR’s or Zoran’s operations (iv) the expected benefits of the Transaction, expected cost, revenue, technology and other synergies, the expected impact for customers and end-users, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, financial condition, losses and future prospects; (v) business and management strategies and the expansion and growth of CSR’s or Zoran’s operations and potential synergies and potential savings resulting from the Transaction; and (vi) the effects of government regulation on CSR’s, Zoran’s or the Combined Group’s business (vii) the other statements set forth in the two CEO quotes and the body of the release contained herein; and (viii) the anticipated timing of shareholder meetings and completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s or the Combined Group’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other conditions to the Transaction on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realize the expected synergies or savings from the Transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; weak current economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Combined Group; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and following completion of the Transaction, the Combined Group; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Group to compete successfully; product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption Risk Factors or Forward Looking Statements or elsewhere). Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Combined Group, following the implementation of the Transaction or otherwise. No statement in this announcement should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR or the Combined Group for the current or future financial years would necessarily match or exceed the historical published figures.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement has been prepared for the purposes of complying with English Law including the Listing Rules of the UK Listing Authority and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

Advisers’ cautionary statements

J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove and is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Transaction and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of J.P. Morgan Limited nor for providing advice in connection with the Transaction or this announcement or any matter referred to herein.

N M Rothschild & Sons Limited is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for CSR and for no one else in connection with the Transaction and this announcement, and will not be responsible to anyone other than CSR for providing the protections afforded to clients of N M Rothschild & Sons Limited nor for providing advice in connection with the Transaction or this announcement or any matter referred to herein.